As filed with the Securities and Exchange Commission on September 10, 2004
Registration No. 333-111328

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pre-Effective Amendment No. 3

to
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Metrocall Holdings, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	54-1215634
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6677 Richmond Highway

Alexandria, VA 22306
(703) 660-6677
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Vincent D. Kelly

Chief Executive Officer
METROCALL HOLDINGS, INC.
6677 Richmond Highway
Alexandria, VA 22306
(703) 660-6677
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

André Weiss, Esq.

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
(212) 756-2000
Fax: (212) 593-5955

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.     ☐

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (the “Securities Act”), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.     ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the related Registration Statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any State where the offer or sale is not permitted.

(Subject to Completion, dated September      , 2004)

PROSPECTUS

625,000 Shares

Metrocall Holdings, Inc.

Common Stock

     This prospectus relates to the public offering, which is not being underwritten, of up to 625,000 shares of our common stock on behalf of the selling stockholder identified in this prospectus.

     The prices at which the selling stockholder may sell the shares of common stock will be determined by the prevailing market price for the shares or in negotiated transactions. We will not receive any of the proceeds from the sale of the shares.

     Our common stock is listed on the Nasdaq SmallCap Market under the symbol “MTOH.” On September 9, 2004, the closing price for our common stock was $65.03 per share.

     Investing in our common stock involves certain risks. See “Risk Factors” beginning on page 2.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is September      , 2004.

i

      You should rely only on the information incorporated by reference or provided in this prospectus or the prospectus supplement. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. This prospectus is not an offer to sell nor is it seeking an offer to buy the shares in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this prospectus or the prospectus supplement is accurate as of any date other than the date on the front of the document. The information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of the shares.

Our Proposed Merger with Arch Wireless, Inc.

      On March 29, 2004, we announced that we had entered into a merger agreement with Arch Wireless, Inc. Completion of the merger is conditioned on, among other things, receiving Metrocall and Arch stockholder approvals and regulatory approvals. The merger agreement contemplates that after the merger, Metrocall and Arch will be wholly-owned subsidiaries of a recently-formed Delaware corporation, USA Mobility, Inc. (formerly Wizards-Patriots Holdings, Inc.), also referred to as “Holding Company.”

In the merger:

•	Metrocall common stockholders will exchange two million of their shares for cash at $75 per share of Metrocall common stock and will exchange their remaining shares for USA Mobility common stock at the rate of 1.876 shares of USA Mobility common stock per share of Metrocall common stock;

•	Arch common stockholders will exchange all of their shares for USA Mobility common stock at the rate of one share of USA Mobility common stock per share of Arch common stock;

•	Holders of unexercised options and warrants for shares of Metrocall common stock will receive options and warrants for 1.876 shares of USA Mobility common stock per share of Metrocall common stock to which they were entitled at an exercise price equal to the exercise price per share of Metrocall common stock divided by 1.876; and

•	All options for shares of Arch common stock will vest and holders of unexercised options for shares of Arch common stock will receive options for an equal number of shares of USA Mobility common stock at the same exercise price.

Immediately after the completion of the merger and as a result of the foregoing exchanges:

•	Metrocall and Arch will become wholly-owned subsidiaries of USA Mobility;

•	Former Metrocall stockholders and holders of warrants and vested and unvested options for Metrocall common stock will hold USA Mobility common stock, warrants and options equivalent to approximately 27.5% of the outstanding shares of USA Mobility common stock on a fully diluted basis;

•	Former Arch stockholders and holders of options on Arch common stock will hold USA Mobility common stock and options equivalent to approximately 72.5% of the outstanding shares of USA Mobility common stock on a fully diluted basis;

•	USA Mobility and its subsidiaries will incur as much as $150 million of indebtedness, depending on the available cash on hand of Metrocall and Arch at the time of the closing of the merger, to pay the cash consideration to the Metrocall stockholders and fees and expenses related to the merger.

      USA Mobility has filed a joint proxy statement/prospectus as part of Amendment No. 2 to its registration statement on Form S-4 with the SEC. You are urged to read the joint proxy statement/prospectus contained in the registration statement, the final joint proxy statement/prospectus when it becomes available and any amendments or other relevant documents filed with the SEC because they will contain important information regarding us, Arch, USA Mobility and the proposed merger. You will be able to obtain these documents free of charge at the Securities and Exchange Commission’s website at www.sec.gov. In addition, documents filed with the SEC by us, Arch and USA Mobility with respect to the proposed merger may be obtained free of charge by contacting us at the address and telephone number provided under the heading “Where You Can Find More Information” herein.

      Metrocall and Arch expect that the merger will constitute a tax-free transaction to the extent that shareholders receive stock rather than cash in the merger. Metrocall and Arch will receive opinions from each of Schulte Roth & Zabel LLP and Latham & Watkins LLP, respectively, dated the date of the effectiveness of USA Mobility’s registration statement on Form S-4, that the merger will constitute a tax-free transaction to the extent that common stockholders of each company receive stock rather than cash in the merger.

      We have applied to list shares of USA Mobility common stock on the NASDAQ National Market under the symbol “USMO”, and have agreed with Arch to use our reasonable best efforts to obtain such listing. In addition, we have agreed with Arch to cooperate with each other and to use our reasonable best efforts to take all actions and do all things necessary to complete the merger, including obtaining all necessary consents and required approvals and obtaining financing to pay the cash consideration to Metrocall stockholders. If Metrocall and Arch are able to obtain regulatory consents and approvals and the requisite financing in a timely manner, we expect to complete the merger early in the fourth quarter of 2004.

      Following completion of the merger, Vincent D. Kelly, our President and Chief Executive Officer, will serve as President and Chief Executive Officer as well as a member of the Board of Directors of USA Mobility. Royce Yudkoff, the Chairman of our Board of Directors, will serve as the Chairman of the Board of Directors of USA Mobility. The Board of Directors of USA Mobility will be comprised of nine individuals: Messrs. Gallopo, Kelly, O’Reilly and Yudkoff from the Metrocall board of directors, four Arch designees selected from the Arch board of directors, and David C. Abrams, a representative of Abrams Capital, a major shareholder of Arch.

      If you purchase shares of our common stock in this offering on or prior to (i) the record date for determining Metrocall stockholders eligible to vote on the approval of the merger at the Metrocall stockholders meeting and (ii) the record date for determining Metrocall stockholders eligible to participate in the cash election and continue to hold such shares on these record dates, then you or your designee will be eligible to vote on the merger and submit a cash election with respect to such shares. If you purchase shares of our common stock in this offering after the record dates for eligibility to vote and eligibility to participate in the cash election, unless these record dates are moved by Metrocall to a subsequent date or dates on which you owned such shares of Metrocall common stock, neither you nor your designee will have an opportunity to vote on the merger or submit a cash election with respect to such shares. If you do not have the opportunity to submit a cash election, you may still receive cash for some of your shares in the merger to the extent holders of less than two million shares of Metrocall common stock elect to receive the cash consideration. See the related risk factor on page 5. As described more fully above, to the extent Metrocall common stockholders do not receive cash consideration in the merger or perfect their appraisal rights, they will receive shares of USA Mobility common stock.

Risk Factors

      In addition to the other information contained in or incorporated herein by reference, you should carefully consider the risks described below before making an investment decision. The risks described in this section are the ones we consider to be material to your decision whether to invest in our common stock. If any of the following risks occur, our business, financial condition, prospects or results of operations could be materially harmed. The risks of an investment in our common stock will be influenced by whether the transaction with Arch is consummated or not. Accordingly, we have separated the risk factors into three sections, grouped as follows:

•	Risks Associated With the Merger With Arch;

•	Risks Related to Our Business and Industry; and

•	Risks Related to this Offering.

Risks Related to Our Proposed Merger with Arch Wireless, Inc.

      For a discussion of our business and other factors to consider in connection with our business, please see our Annual Report on Form 10-K for the fiscal year ended December 31, 2003, as amended by Amendment No. 1 to our Annual Report on Form 10-K/ A filed April 29, 2004, and Amendment No. 1 to our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2004 filed August 20, 2004.

The continued decline in the number of one and two-way messaging units in service will result in decreased revenues that may not result in corresponding reductions in its operating expenses.

      Between 1999 and 2003, industry publications reported a decrease in the number of one-way messaging units in service from over 40 million in 1999 to approximately 12 million in 2003. In 2002, Metrocall and Arch together experienced declines in one-way messaging of approximately 4.6 million units or 34.3%. Metrocall and Arch together experienced further declines in one-way messaging of approximately 1.6 million units or 17.6% in 2003. In 2002 Metrocall and Arch together experienced declines in two-way messaging of approximately 8,300 units or 1.5%. In 2003 Metrocall and Arch together experienced further declines in two-way messaging of approximately 91,300 units or 16.4%, excluding units Metrocall acquired from WebLink in 2003. In the six months ended June 30, 2004, Metrocall and Arch experienced declines in one and two-way messaging units in service of approximately 876,000 or 12.1% and 54,000 or 8.3%, respectively, from December 31, 2003.

      As a result of the decline in the number of units in service, Metrocall and Arch together experienced a reduction in annual revenues from approximately $1.3 billion in 1999 to approximately $934 million in 2003, a decline of 25.4% over that period. In the six months ended June 30, 2004, Metrocall, excluding revenues associated with the assets acquired from WebLink in 2003, and Arch together experienced declines in revenues of approximately $106.0 million or 21.7% when compared with their collective revenues of approximately $489.0 million for the six months ended June 30, 2003.

      USA Mobility may experience similar or greater rates of decline in the number of one and two-way messaging units in service. Further, marketing and other expenses associated with adding subscriptions in USA Mobility’s efforts to replace lost subscribers are high and would adversely affect USA Mobility’s cash flow in the short term if these replacement efforts are successful and its business and operations in the longer term if they are not successful.

      In order to continue to generate net cash from operating activities, given the anticipated decreases in revenues described above, reductions in operating expenses have been, and will continue to be, necessary. Because there are recurring fixed costs necessary to operate one and two-way messaging networks, in the event there is only one such network in a particular market, subscriber cancellations would not be fully offset by expense reductions and, in such case, would adversely impact USA Mobility’s cash flows. Furthermore, our efforts to consolidate the number of transmitter locations could lead to further unit cancellations because some subscribers may experience a reduction in, or possible disruptions of, service.

      USA Mobility will be dependent on positive cash flows from operating activities as its principal source of liquidity. If the anticipated reductions in operating expenses are not realized, or if revenues decline at a more rapid rate than expected and that decline cannot be offset with additional expense reductions, cash flows provided by operating activities would be adversely affected. If USA Mobility is not able to achieve anticipated levels of cash flows from operating activities, it may be required to reduce desired capital expenditures, which could lead to reductions in, or possible disruptions of, service and result in higher losses of units in service.

      The decreased demand for one and two-way messaging services could result in adverse fluctuations in revenues and operating expenses. These fluctuations, if material, could have a significant impact on USA Mobility’s cash flows and operating results, which could impair the value of USA Mobility’s common stock.

      Finally, the downward trend in the messaging business of Metrocall and Arch may make it difficult for USA Mobility to retain and attract qualified employees and management, which could have a material adverse effect on our future operating results, financial position and cash flows.

USA Mobility’s wireless service competitors have competitive service offerings and advantages in financial resources and brand recognition, which have reduced its market share and revenues and increased its expenses. If such competitors were to target USA Mobility’s subscribers, such reduction in its market share and revenues and increase in its expenses could be exacerbated by significantly reducing the pricing of its competitive offerings.

      USA Mobility will face intense competition for subscribers not only from other providers of one and two-way messaging services such as Skytel, Inc. and Verizon Wireless Messaging LLC, but also from larger mobile telephone carriers such as AT&T Wireless, Cingular Wireless, Nextel, Sprint PCS, T-Mobile, Verizon Wireless and others who have or are developing messaging services that perform comparable functions to services that will be offered by USA Mobility. Metrocall and Arch estimate that their combined number of subscribers comprises less than 5% of the subscribers of messaging services similar or superior to that offered by Metrocall and Arch and services performing comparable functions to those messaging services. For example, cellular carriers and traditional telephone companies have developed and commenced the installation of micro-cells and wireless networks in hospitals, resulting in a decrease in the number of Metrocall units in service in that market segment. In addition, providers of e-mail and wireless data services available through personal digital assistants (PDAs), such as Motient Corporation, have also developed two-way messaging devices that will compete with messaging services that will be offered by USA Mobility.

      Many of our competitors have longer operating histories and better brand recognition than USA Mobility, Metrocall or Arch. Several of these competitors are large, diversified telecommunications companies that serve several markets and possess financial, technical and other resources significantly greater than those that USA Mobility will have. Further advances in technology financed in part by these competitors could lower the prices of their services or products to levels at which USA Mobility’s pricing for its services and products would cease to be attractive. These competitors may use their competitive advantages to target USA Mobility’s subscribers which could result in USA Mobility’s loss of existing or future subscribers, loss of revenues and increased expenses to stay competitive. USA Mobility’s loss of revenues and increased expenses would materially adversely affect the value of USA Mobility common stock.

The exchange ratios for converting Metrocall and Arch common shares into USA Mobility common shares have been fixed. Any decrease in the market price of shares of Metrocall or Arch common stock may be reflected in a reduced value of USA Mobility common stock to be received. However, if this occurs neither Metrocall nor Arch may resolicit stockholder approval or “walk away” from the merger.

      The exchange ratios for the conversion of shares of Metrocall common stock and Arch common stock into shares of USA Mobility’s common stock were determined in negotiations between Metrocall and Arch and have been fixed but may not reflect the actual relative market values of the common stock of Metrocall and Arch. Any decrease in the market price of shares of Metrocall or Arch common stock prior to the completion of the merger will likely reduce the value of USA Mobility common stock to be received by stockholders of Metrocall and Arch. Neither Metrocall nor Arch is permitted to simply “walk away” from the merger or resolicit the vote of its stockholders solely because of changes in the market price of either party’s common stock.

As USA Mobility was recently formed to facilitate this transaction and is currently a wholly-owned subsidiary of Metrocall, there has not previously been a trading market for USA Mobility common stock. If an active trading market does not develop, it may be difficult for you to sell or buy shares of USA Mobility common stock and the value of your shares may be materially adversely affected.

      USA Mobility was recently formed by Metrocall to effect the merger of Metrocall and Arch. USA Mobility is anticipated to be listed on the NASDAQ National Market and serve as the publicly traded parent company of Metrocall and Arch following consummation of the merger. As a consequence, there has not previously been a trading market for USA Mobility common stock. We cannot predict the extent to which a trading market for USA Mobility common stock will develop, if at all, or how liquid any such trading market might become. As a result, it may be difficult for you to sell or buy shares of USA Mobility stock and the value of your shares may be materially adversely affected.

Metrocall stockholders electing to receive USA Mobility common stock in the merger may be required to receive cash for a portion of their shares of Metrocall common stock which may result in a taxable gain to such stockholders.

      Under the merger agreement, holders of a total of two million shares of Metrocall common stock will receive cash consideration in the amount of $75.00 per share of Metrocall common stock in lieu of receiving USA Mobility common stock. In the event Metrocall stockholders elect to exchange less than a total of two million shares of their shares for cash, all Metrocall stockholders electing to receive USA Mobility common stock will be required, on a pro rata basis, to receive cash instead of USA Mobility common stock for a portion of their shares of Metrocall common stock. As a consequence, notwithstanding the choice made by some holders of Metrocall common stock to not elect to receive the cash consideration, effectively choosing to receive only USA Mobility common stock in exchange for Metrocall common stock in what is expected to be a tax-free transaction, such holders may be required to accept cash consideration for some of their shares and in that event may recognize taxable gain upon the receipt of such cash.

Government agencies could refuse to grant required consents to the proposed merger, or could delay or impose adverse conditions on those consents. Any such refusal, delay or imposition of adverse conditions could delay and impair anticipated cost-saving synergies from the merger. Additionally, in the case of any refusal or imposition of adverse conditions, the merger may be abandoned by either Metrocall or Arch.

      The proposed merger is subject to review by the Federal Communications Commission, also referred to as the “FCC,” and by the Antitrust Division of the Department of Justice, also referred to as the “DOJ.” The Communications Act and the FCC’s rules require that the FCC consent to the merger before we complete it. We have applied to receive the necessary consents, but the FCC may not grant our applications, or it may impose adverse conditions on its consent. Similarly, the merger is subject to pre-merger notification and challenge on antitrust grounds by the DOJ. Based upon its review, the DOJ could oppose the merger or it could condition its not opposing the merger on divestitures of certain assets or lines of business of the combined company. Metrocall and Arch filed the required pre-merger notification on April 5, 2004. On May 5, 2004, the DOJ submitted to each of Metrocall and Arch a Request for Additional Information and Documentary Material, also referred to as a “second request,” thereby extending the pre-merger statutory waiting period until thirty days after Metrocall and Arch “substantially comply” with the DOJ’s request, unless the waiting period is terminated earlier or extended with the consent of Metrocall and Arch. Metrocall filed its responses to this second request with the DOJ on July 26, 2004, and Arch filed its responses on August 3, 2004. The DOJ advised Metrocall and Arch on September 9, 2004, that the DOJ’s review of the companies’ filings and additional information and documentary material will not be completed until early October 2004. Metrocall and Arch are continuing to work cooperatively with the DOJ as it reviews the merger.

      The process of obtaining DOJ or FCC consent could result in material delays. Third parties, including our customers and competitors, could oppose our applications and ask the FCC to deny approval of the merger. Although the statutory period for third parties to oppose our applications before the FCC has expired without any such oppositions being filed, the FCC has not yet completed its review of our applications. If third parties now oppose the merger, although outside the statutory period, additional delays could result. If there is any material delay in obtaining any governmental approval, there could be a delay in completing the merger. If completion of the merger is delayed, USA Mobility’s ability to achieve anticipated cost-savings and synergies would be also delayed and the ultimate value of shares of USA Mobility common stock could be materially adversely affected. Moreover, the value of USA Mobility could be materially diminished if the FCC or the DOJ imposes adverse conditions, such as divestiture requirements, on their consent.

      Additionally, the merger agreement provides that neither Metrocall nor Arch is required to accept or agree to the divestiture of any of their businesses or assets as a condition to receiving any approval or waiver from any governmental authority or the imposition of any conditions by, or payment of any material amounts to, any governmental authority or third party in order to obtain any other necessary consents or approvals. In the event that any such divestitures, conditions or payments are required to obtain such consent and approvals, each of Metrocall and Arch could abandon the proposed merger instead of agreeing to take such actions.

If Metrocall, Arch and USA Mobility are unable to obtain sufficient third party financing to pay the cash consideration to Metrocall stockholders in the merger, the merger may be abandoned or renegotiated on terms you may find less favorable.

      The merger of Metrocall and Arch will not be consummated without obtaining third party financing that, together with cash balances of Metrocall and Arch anticipated to be available at the time of the merger, will provide sufficient funds for the payment of the $150 million in cash merger consideration to Metrocall stockholders and the approximately $33 million in transaction fees and expenses and other direct costs associated with the merger. Based on current estimates of management of Metrocall and Arch, it is expected that third party financing of up to $150 million, depending on the available cash on hand of Metrocall and Arch at the time of the closing of the merger, will be required for these purposes. These estimates and the estimate of the transaction expenses do not include any cash payments that would be required to be made to Metrocall stockholders perfecting appraisal rights upon final disposition of the related appraisal proceedings or expenses relating to obtaining the third party financing. Metrocall and Arch have jointly determined not to incur the fees and costs associated with obtaining financing commitments before further progress is made in obtaining required regulatory and stockholder approvals for the merger. The merger agreement requires that the terms of any such financing be reasonably acceptable to both Metrocall and Arch. Events or circumstances causing harm to the businesses and results of operations of Metrocall or Arch, the wireless messaging industry generally, the debt finance markets and other unanticipated conditions may result in the failure to obtain financing sufficient to complete the transaction on terms acceptable to us or at all.

      If sufficient financing on terms reasonably acceptable to Metrocall and Arch is not available, then either Metrocall or Arch may effectively abandon the merger. Alternatively, subject to resoliciting stockholder approval if required by the Delaware law, Metrocall and Arch may renegotiate the merger agreement to reduce or eliminate the cash consideration to Metrocall stockholders or agree to other terms less favorable to stockholders of Metrocall or Arch or holders of USA Mobility common stock. Metrocall stockholders receiving a larger percentage of USA Mobility common stock could itself, or together with other transfers, place significant limitations on USA Mobility’s use of existing tax attributes, derived primarily from Arch, that were anticipated to be available as the merger is currently structured. This could materially adversely affect the cash flows of USA Mobility.

If Metrocall, Arch and USA Mobility are unable to complete the merger for any reason, other than financing, by December 31, 2004, the merger may be abandoned.

      If Metrocall, Arch and USA Mobility are unable to complete the merger for any reason, other than financing, by December 31, 2004, the “drop dead date,” the merger agreement will automatically terminate and the merger will be abandoned, unless both Metrocall and Arch extend the “drop dead date.” In the event the financing of the cash election is the only remaining obstacle to closing the merger, either

Metrocall or Arch may extend the “drop dead date” for up to sixty days. Neither Metrocall nor Arch has any obligation to extend the “drop dead date.”

Some Metrocall stockholders have expressed dissatisfaction with the terms of the merger. In addition, two purported shareholder class action complaints have been filed challenging the merger. Failure of Metrocall or Arch stockholders to approve the merger could result in an abandonment of the merger.

      On the day the merger was publicly announced, the trading price of Metrocall common stock dropped by more than 7.7%, which may evidence dissatisfaction on the part of Metrocall’s common stockholders with the relative consideration to be paid to Metrocall and Arch stockholders in the merger. Some Metrocall stockholders have publicly expressed dissatisfaction with certain terms of the merger. Two of Metrocall’s stockholders, PPM America, Inc. and Scion Capital, LLC, have made Schedule 13D filings, including correspondence expressing their opposition to the merger. PPM America, Inc. and its affiliates own approximately 3.3% of the outstanding shares of Metrocall common stock as set forth in its Schedule 13D filed with the SEC on April 6, 2004, and Scion Capital, LLC and its affiliates own approximately 7.2% of the outstanding shares of Metrocall common stock as set forth in its Schedule 13D filed with the SEC on July 1, 2004.

      A purported shareholder class action complaint was filed in the Court of the Chancery of the State of Delaware, New Castle County, on June 29, 2004, naming Metrocall and the members of its board of directors, together with Arch Wireless, Inc. and USA Mobility, as defendants and seeking compensatory relief and also seeking to enjoin Metrocall’s proposed merger with Arch. On July 28, 2004, a purported shareholder class action complaint similar to the suit filed by a Metrocall stockholder on June 29, 2004, was filed by another Metrocall stockholder, also in the Court of Chancery of the State of Delaware, New Castle County, naming Metrocall and members of its board of directors, together with Arch and USA Mobility, as defendants, and seeking compensatory relief in addition to seeking to enjoin Metrocall’s proposed merger with Arch. These complaints allege that the Metrocall directors violated their fiduciary duties to Metrocall shareholders in connection with the proposed merger. In addition, the complaint asserts that Arch and USA Mobility aided and abetted the Metrocall directors’ alleged breach of their fiduciary duties.

      The respective stockholders of Metrocall and Arch might not approve the merger. Neither Metrocall nor Arch has any obligation to resolicit approval of their respective stockholders if the merger is not approved by its stockholders or to renegotiate the terms of the merger. If either Metrocall stockholders or Arch stockholders do not approve the merger, the merger could be abandoned.

If holders of more than 8% of Metrocall common shares perfect their appraisal rights, USA Mobility may be required to pay cash for their shares if the merger is completed which could adversely affect its cash flows and operations, or Metrocall or Arch may abandon the merger.

      If holders of more than approximately 482,400 shares of Metrocall common stock (or approximately 8% of the shares of Metrocall’s common stock on a fully diluted basis) seek and perfect appraisal rights with respect to their shares under Section 262 of the Delaware General Corporation Law, either Metrocall or Arch could abandon the merger. Even if Metrocall and Arch jointly agree to waive this condition and complete the merger, the holders of shares of Metrocall common stock seeking appraisal rights would be entitled to be paid in cash for the “fair value” of their shares, as determined by a court proceeding in the Delaware Chancery Court. The “fair value” attributed to Metrocall common stock in such a proceeding could be more than the value of the cash and USA Mobility common stock consideration offered in exchange for Metrocall common stock, and Metrocall, as a subsidiary of USA Mobility after the merger, would be obligated to pay the entire appraised value for such shares in cash. USA Mobility may not have sufficient available funds and may need to obtain additional financing to pay such amounts, which financing may not be available on commercially reasonable terms or at all. The payment of such amounts in cash and any requirement for USA Mobility to obtain additional financing could materially adversely affect the cash flows and results of operations of USA Mobility and the value of USA Mobility common stock.

Directors of Metrocall have interests that may differ from yours in approving the merger agreement and recommending that stockholders of Metrocall vote in favor of adoption of the merger agreement.

      A number of directors of Metrocall who have approved the merger agreement and recommend that stockholders of Metrocall vote in favor of the adoption of the merger agreement have employment agreements or severance arrangements or other benefit arrangements. Following completion of the merger, Vincent D. Kelly, President and Chief Executive Officer of Metrocall, will serve as President and Chief Executive Officer of USA Mobility and Royce Yudkoff, the Chairman of the board of directors of Metrocall, will serve as the Chairman of the board of directors of USA Mobility. Upon the completion of the merger, Mr. Kelly will receive a special transaction bonus of one million dollars. Additionally, as President and Chief Executive Officer of USA Mobility, Mr. Kelly will be party to a new three-year employment agreement providing for an increase in his salary and other benefits. Two additional directors from the Metrocall board will be appointed to USA Mobility’s board of directors and will receive compensation and other benefits in such capacity. The receipt of such compensation and other benefits in the merger, including the acceleration of vesting of Metrocall’s directors’ stock options and the continuation of indemnification arrangements for current officers and directors of Metrocall following completion of the merger, means that the directors of Metrocall have interests that may differ from the stockholders of Metrocall in approving the merger and in making their recommendation that stockholders of Metrocall vote to adopt the merger agreement.

The completion of the merger may accelerate payment obligations for Arch under its long-term incentive plan, which would materially increase the costs and expenses associated with the merger.

      Under documents governing Arch’s long-term incentive plan, a “change in control” of Arch would accelerate payment obligations for Arch to its employees participating in such plan. If the merger were to constitute a “change in control,” the total payment obligations triggered under the terms of documents governing such plan would be approximately $12.3 million in the aggregate as of July 16, 2004, based on an average closing price of $28.24 for Arch common stock over the preceding ten trading days. For each dollar that the ten-day trailing average price of shares of Arch common stock increases or decreases, the amount of these payment obligations would increase or decrease, respectively, by approximately $437,000. The total amount of these payment obligations of Arch would, if the merger were to constitute a “change in control,” be payable in full within thirty days of the closing of the merger.

      Arch does not intend to make any such payment, however, one or more employees of Arch may take legal action and assert that the merger constitutes a “change in control” under Arch’s long-term incentive plan. If any employee takes such legal action and is successful, USA Mobility would be required to make additional payments under Arch’s long-term incentive plan and any applicable rulings or settlements. Such additional payments could materially increase the costs and expenses associated with the merger.

USA Mobility may fail to successfully integrate the operations of Metrocall and Arch. As a result, USA Mobility may not achieve the anticipated benefits of the proposed merger.

      USA Mobility will face significant challenges in consolidating operations, integrating the two organizations and services in a timely and efficient manner and retaining key Metrocall and Arch executives and other personnel. Some of the key issues will be managing the combined company’s networks, maintaining adequate focus on existing business and operations while working to integrate the two companies, managing the marketing and sales efforts of the combined companies and selecting and implementing a single billing system and other key systems for the combined operations. In addition, Metrocall is continuing to integrate certain assets of WebLink which it acquired in November 2003.

      The integration of Metrocall and Arch will require substantial attention from management, particularly in light of the geographically dispersed operations and different business cultures and compensation structures at the two companies. The diversion of management attention and any difficulties associated with integrating Metrocall and Arch operations, particularly given the ongoing integration of WebLink assets, could have a material adverse effect on the revenues, the level of expenses and the results of operations of USA Mobility. Ultimately, the value of USA Mobility common stock might be materially adversely affected.

If USA Mobility is unable to retain key management personnel, it might not be able to find suitable replacements on a timely basis or at all and its business could be disrupted.

      The success of USA Mobility will depend heavily on the skills, experience and judgment of its Chief Executive Officer, Vincent D. Kelly. There are no plans presently for USA Mobility to carry “key man” life insurance on Mr. Kelly. If USA Mobility were to lose the services of Mr. Kelly and were unable to find a suitable replacement for him on a timely basis or at all, it may result in the loss of industry knowledge, experience and contacts critical to USA Mobility’s business, and result in the disruption of its operations. Ultimately, the loss of Mr. Kelly could materially adversely affect USA Mobility’s ability to successfully operate USA Mobility and integrate the operations of Metrocall and Arch, which could have a material adverse effect on its business and results of operations.

USA Mobility will incur significant direct costs, severance expenses and costs of integrating the operations of Metrocall and Arch associated with the merger, which could have a material adverse effect on USA Mobility’s cash flows.

      USA Mobility will incur significant direct costs associated with the merger which are currently estimated to be $33 million. Additionally, costs such as legal and accounting fees and expenses of Metrocall and Arch, some of the fees and expenses of financial advisors of Metrocall and Arch and regulatory filing fees, not included in the estimate of $33 million, have already been paid or must be paid even if the merger is not completed. In connection with the closing of the merger and following the closing, Metrocall, Arch and USA Mobility will incur significant severance expenses in connection with the termination of the employment of certain officers and employees of Metrocall and Arch. Further, following the merger, there may be significant costs to USA Mobility associated with integrating the operations of Metrocall and Arch. USA Mobility will likely incur such costs associated with the merger reflected as additional material expenses in subsequent quarters that could have a material adverse effect on its cash flows and results of operations.

Because the estimates of cost savings on and after completion of the merger are inherently uncertain, these cost savings may not be realized, which could materially adversely affect the cash flows, operations and value of USA Mobility.

      The anticipated cost savings resulting from the combination of the businesses of Metrocall and Arch are based on a number of assumptions, including that the combined company will be able to implement necessary cost saving programs such as headcount reductions, consolidation of geographically dispersed operations and elimination of duplicative administrative systems and programs within a projected period. In addition, the cost savings estimates assume that USA Mobility will be able to realize merger efficiencies such as leverage in procuring messaging devices and other goods and services resulting from the increased size of the combined company. Failure to successfully implement cost saving programs or otherwise realize merger efficiencies could materially adversely affect USA Mobility’s cash flows, its results of operations and, ultimately, the value of its common stock.

USA Mobility’s operations could be adversely impacted by any failure to obtain timely FCC approvals to renew, assign or transfer licenses necessary for its business.

      USA Mobility’s ability to operate and grow its business is predicated in substantial part on its ability to maintain FCC licenses. The licenses which will be used in USA Mobility’s business are issued by the FCC for terms of 10 years. USA Mobility will also be required to obtain FCC approval before acquiring radio licenses held by other companies, as well as transfers of controlling interests of third parties that hold radio licenses. Future renewal, assignment, transfer, major modification or new applications USA Mobility files may not be approved or acted upon in a timely manner by the FCC. The FCC also has the authority to restrict the operation of licensed radio facilities or to revoke or modify such licenses. The FCC may adopt changes to its licensing and operating rules at any time and may impose fines for violations of its rules which could make it more difficult and costly for USA Mobility to operate its business.

Changes in the regulations that govern USA Mobility’s business might increase competition or make it more difficult or costly to operate its business or comply with such changes.

      The FCC has broad authority to promulgate and enforce regulations that could adversely affect USA Mobility’s business. For example, periodic FCC auctions of new wireless licenses, or future FCC regulations which may make new spectrum available for wireless services, may increase competition by allowing more providers to enter the wireless market at relatively modest costs. In January 2004, the FCC also established new spectrum lease rules, which will provide companies greater flexibility to lease airtime from FCC licensee holders and increase the level of competition to which we are subject. Other initiatives currently being considered, such as rules for “smart” radio receivers or new means of calculating acceptable levels of interference, if adopted, could increase unlicensed wireless operations and competition in the market.

      Although Congress has generally pre-empted the rights of states to regulate market entry and the rates charged by commercial mobile radio service, or “CMRS,” providers like USA Mobility, states retain the ability to regulate “other terms and conditions” of CMRS services. USA Mobility will therefore remain subject to state consumer protection, “health and safety” and similar laws, as well as local zoning ordinances affecting its tower sites. Additionally, state public utility commissions have the authority to approve USA Mobility’s interconnection agreements with local telephone carriers.

      These changes and any other changes to the laws, rules and regulations to which USA Mobility will be subject may result in further competition in the already highly competitive wireless telecommunications industry and make it more difficult or costly to operate its business.

Changes in ownership of Arch or USA Mobility stock could prevent USA Mobility from using its consolidated tax assets to offset future taxable income, which would materially reduce its expected after-tax net income and cash flow from operations.

      Certain existing tax assets, consisting principally of tax basis in depreciable and amortizable assets, should be available to offset the future taxable income of the combined company following the merger, thereby resulting in higher after-tax cash flow for USA Mobility. These tax assets are currently reflected as net deferred tax assets in the aggregate amount of $219.6 million in Arch’s audited consolidated financial statements for the fiscal year ended December 31, 2003, and $217.8 million in its unaudited consolidated financial statements for the fiscal quarter ended June 30, 2004, each of which is incorporated herein by reference to our current report on Form 8-K, filed May 14, 2004 as amended by Amendment No. 2 on Form 8-K/A filed September 10, 2004. For further information regarding Arch’s net deferred tax assets, please refer to note 7, Income Taxes, in the notes to Arch’s audited consolidated financial statements for the fiscal year ended December 31, 2003.

      If Arch were to undergo an “ownership change” as defined in Section 382 of the Internal Revenue Code of 1986, as amended, also referred to as the “Internal Revenue Code,” or simply the “Code,” USA Mobility’s use of these tax assets would be significantly restricted, which would reduce after-tax net income and cash flow for USA Mobility and, consequently, restrain USA Mobility’s ability to fund its operations, pay down the indebtedness it plans to incur to finance the cash election, and pay dividends to its stockholders.

      Generally, such an ownership change would occur if the percentage of Arch stock owned by any combination of “5% shareholders,” as defined in Section 382 of the Code, increased by an amount equal to 50% or more of the outstanding shares of Arch stock since Arch emerged from bankruptcy on May 29, 2002. Following the merger, trading of the stock of USA Mobility by 5% shareholders of USA Mobility will be counted in determining whether Arch undergoes a future ownership change. However, beginning on May 29, 2005, cumulative ownership change will be measured over the trailing three-year period.

      Since its emergence from bankruptcy, Arch believes that as of June 15, 2004 it has undergone a cumulative change in ownership of approximately 17%. As of June 15, 2004, we understand that the cumulative percentage change including such 17% change in ownership following the merger would be approximately 39.0%.

      These determinations are dependent on provisions of the tax law that are subject to varying legal and factual interpretations and on facts that are not precisely determinable at this time. In particular, the cumulative change in ownership may increase by reason of transactions in Arch common stock subsequent to June 15, 2004 or USA Mobility common stock after the merger, which would increase the risk that the use of USA Mobility’s tax assets would be limited.

USA Mobility will not realize the full value of its substantial deferred tax assets unless it generates at least $542 million in income after the merger and is entitled to use its tax assets. In the future, USA Mobility may be required to record a valuation allowance against its deferred tax assets.

      After completion of the merger, USA Mobility would need to generate at least $542 million in cumulative future taxable income to fully realize the deferred tax assets that are recorded on Arch’s books.

      Under current accounting rules, USA Mobility will be required from time to time to consider all available positive and negative factors to determine whether it is more likely than not that some portion or all of those deferred tax assets will be realized in future periods, including estimated future taxable income and any restrictions on the use of the tax attributes that give rise to such tax assets. We expect that USA Mobility will review its estimates and forecasts in relation to actual results and expected trends on an ongoing basis and any failure to achieve, or changes in, those estimates and forecasts could result in the need to record a valuation allowance against some or all of the deferred tax assets. Any valuation allowance so recorded would adversely affect the results of operations of USA Mobility and could have a material adverse effect on the value of USA Mobility common stock.

Transfer restrictions on USA Mobility common stock could affect liquidity of USA Mobility common stock and could interfere with USA Mobility’s efforts to raise equity capital or with a change of control or acquisition transaction that USA Mobility stockholders may favor.

      To help preserve Arch’s tax assets, upon completion of the merger, USA Mobility’s certificate of incorporation will contain substantial restrictions on the transfer of USA Mobility common stock by or to 5% shareholders, as defined in Section 382 of the Code, of USA Mobility common stock or to persons who would become such 5% shareholders as a result of such transfer.

      These transfer restrictions on USA Mobility common stock may not have the desired effect of preserving the use of certain of its consolidated tax attributes. However, the transfer restrictions may restrict the ability of USA Mobility to raise equity capital or discourage, delay or prevent a merger, acquisition transaction or other change of control transaction that USA Mobility stockholders may consider favorable.

USA Mobility’s board of directors is authorized to issue preferred stock in one or more series, which could decrease the amount of earnings and assets available for distribution to its common stockholders and adversely affect their voting rights.

      USA Mobility’s Certificate of Incorporation authorizes its board of directors to issue from time to time and without stockholder action, one or more series of preferred stock, and to fix the relative rights and preferences of such preferred stock. The terms of any preferred stock USA Mobility issues such as dividend rights or the right to appoint one or more directors could reduce the amount of earnings and assets available for distribution to USA Mobility’s common stockholders or otherwise adversely affect their other rights and powers, including voting rights. Moreover, any such issuance of preferred stock may make it more difficult or may discourage another party from acquiring voting control of USA Mobility, even if such an acquisition would be beneficial to USA Mobility’s common stockholders.

Risks Related to Our Business and Industry

      In addition to the factors described in “Risks Related to Our Proposed Merger with Arch Wireless, Inc.” above, you should carefully consider the following risks regarding our business on a stand-alone basis and other factors to consider in connection with our business prior to the merger and in the event that the merger does not occur.

Over the past several years, technological advances and increased competition have resulted in reduced subscribers and revenues in the wireless messaging industry. The continued decline in the number of subscribers of one-way and two-way messaging services has adversely impacted, and will likely continue to adversely impact, our industry generally and our ability to generate cash flow.

      Whether or not we complete the merger with Arch, our business is subject to the same risks as are identified in the risk factors relating to the continued decline in the number of subscribers of one-way and two-way messaging services, beginning on page 3. Over the past several years, technological advances and increased competition have resulted in reduced subscribers and revenues in the wireless messaging industry. In 2002 alone, we experienced a decline in one-way messaging units in service of approximately 1.7 million. In 2003, we experienced a further decline in one-way messaging of approximately 409,000 units or, if units primarily acquired in acquisition of WebLink’s assets are excluded, approximately 991,000 units. Because of the recurring fixed costs necessary to operate our messaging infrastructure, subscription cancellations cannot be fully offset by expense reductions and, as a result, will likely adversely impact our cash flows. Although not as dramatic as the decrease in the number of one-way messaging units in service, we have also experienced a decline in the number of subscribers for our two way messaging services. In 2002 and 2003, we experienced a decline in two-way messaging units in service of approximately 26,000 and approximately 29,000, respectively, or 11.4% and 14.3%, respectively.

      As a result of the decline in the number of messaging units in services, we have experienced a reduction in our annual revenues from approximately $610.2 million in 1999 to approximately $336.9 million in 2003, a decline of almost 45% over that period. We believe that the number of one-way and two-way messaging services subscribers will continue to decline for the foreseeable future. While we will make efforts to replace lost subscribers, the marketing and other expenses associated with adding subscriptions is high and could adversely affect our cash flow in the short-term if the replacement efforts are successful and in the longer term if they are not successful.

Technological advances by existing and new competitors in the wireless messaging industry will result in increased competition for our subscribers and could reduce our market share and revenues and harm our financial performance.

      We face intense competition for subscribers not only from other providers of one-way and two-way messaging services such as Arch, Skytel, Inc. and Verizon Wireless Messaging LLC, but also large mobile telephone carriers such as AT&T Wireless, Cingular Wireless, Nextel, Sprint PCS, T-Mobile and Verizon Wireless and others who have or are developing messaging services that perform comparable functions to our two-way narrowband PCS services. For example, cellular carriers and traditional telephone companies have developed and commenced the installation of micro-cells and wireless networks in hospitals, historically one of our largest customer bases, resulting in a substantial decrease in the number of subscribers in that market segment. In addition, providers of e-mail and similar services available over PDAs such as Motient Corporation have also developed two-way messaging devices in competition with our messaging services. Increased competition from these providers might result in loss of existing or future subscribers, loss of revenues and increased expenses to stay competitive.

      Many of our competitors have longer operating histories and better brand recognition. Several of our competitors are large diversified telecommunications companies that serve several markets and possess financial, technical and other resources greater than those of Metrocall. Further advances in technology could lower the cost of competing services and/or products to a level at which Metrocall’s pricing for its services and products would cease to be competitive. We may not be able to develop or introduce new services and products on a timely basis and at competitive prices, if at all, and our revenues, profit margins, inventory costs and cash flows may be adversely affected by technological developments.

Our operations could be adversely impacted by any failure to obtain timely FCC approvals to renew, assign or transfer licenses necessary for our business

      Our ability to operate and grow our business is predicated in substantial part on our ability to maintain FCC licenses. The licenses used in our business are issued by the FCC for terms of 10 years. We are also required to obtain FCC approval before we acquire radio licenses held by other companies, as well as transfers of controlling interests of third parties that hold radio licenses. Future renewal, assignment, transfer, major modification or new applications we file may not be approved or acted upon in a timely manner by the FCC. The FCC also has the authority to restrict the operation of licensed radio facilities or to revoke or modify such licenses. The FCC may adopt changes to its licensing and operating rules at any time and may impose fines for violations of its rules which could make it more difficult and costly for us to operate our business.

Changes in the regulations that govern our business might increase competition or make it more difficult or costly to operate our business or comply with its changes.

      The FCC has broad authority to propose and enforce regulations that could adversely affect our business. For example, periodic FCC auctions of new wireless licenses, or future FCC regulations which may make new spectrum available for wireless services, may increase competition by allowing more providers to enter the wireless market at relatively modest costs. In January 2004, the FCC also established new spectrum lease rules, which will provide companies greater flexibility to lease airtime from FCC licensee holders and increase the level of competition to which we are subject. Other initiatives currently being considered, such as rules for “smart” radio receivers or new means of calculating acceptable levels of interference, if adopted, could increase unlicensed wireless operations and competition in the market.

      Although Congress has generally pre-empted the rights of states to regulate market entry and the rates charged by commercial mobile radio service, or CMRS providers like us, states retain the ability to regulate “other terms and conditions” of CMRS services. We therefore remain subject to state consumer protection, “health and safety” and similar laws, as well as local zoning ordinances affecting our tower sites. Additionally, state public utility commissions have the authority to approve our interconnection agreements with local telephone carriers.

      These changes and any other changes to the laws, rules and regulations to which we are subject may result in further competition in the already highly competitive wireless messaging industry and make it more difficult or costly to operate our business.

Our inability to maintain cost reductions in the future to reflect reduced revenues and subscribers could adversely impact our results of operations.

      Our reorganization plan, upon which we premised our exit from Chapter 11 proceedings in October 2002, was predicated on refining our operating structure to reduce the costs required to operate our business. Since emerging from Chapter 11, we have reduced our operating expenses and continue to review our technical infrastructure costs; inventory fulfillment and customer service provisioning; selling and marketing and general and administration functions for additional cost savings. In light of technological advances in our industry, increased competition from numerous companies and other factors that may require us to make additional expenditures, we may not be able to continue the amount of cost reductions recognized in our business at the same levels that we experienced in 2002 and 2003 and as a result, our operating results may be adversely impacted.

Comparisons of recent results with prior periods are difficult because we adopted fresh-start accounting when we emerged from bankruptcy.

      Upon emergence from bankruptcy in October 2002, we adopted the principles of fresh-start financial accounting as described in Note 3 to our 2003 consolidated financial statements, which are incorporated by reference into the registration statement of which this prospectus is a part. Our adoption of fresh-start accounting means that our consolidated financial statements for recent periods prepared on this basis are not comparable with our consolidated financial statements for periods prior to our emergence from chapter 11 proceedings. This lack of comparability may make it more difficult for investors to evaluate our financial condition and results of operation.

We face challenges in integrating WebLink’s assets and, as a result, may not realize any or all of the expected benefits of the acquisition.

      Our acquisition of WebLink’s assets created potential risks, such as the difficulty of integrating the operations, technology and personnel of the combined operations; the disruption of our ongoing business, including loss of management focus on existing businesses; problems retaining key technical and managerial personnel; and additional expenses related to the acquired business. We may not succeed in addressing these risks and our failure to do so may cause us not to realize any or all of the anticipated benefits of the merger. Our failure to do so may have a material adverse effect on our business, financial conditions and operating results.

If we are unable to retain key management personnel, including our current president and chief executive officer, we might not be able to find suitable replacements on a timely basis and our business could be disrupted and our results of operations could be materially adversely affected.

      Our existing operations and our ability to achieve our goals to maximize free cash flows are dependent to a significant extent upon the efforts and abilities of certain key individuals, including our President and Chief Executive Officer, Vincent D. Kelly. Mr. Kelly has substantial expertise and experience in the wireless messaging industry, knows the intricacies of our business operations and is responsible for the development and implementation of our current business strategy. We have an employment contract with Mr. Kelly, which includes a two-year non-compete for a termination of employment for any reason. We do not carry “key man” life insurance on any senior executive. If we are unable to retain Mr. Kelly or lose his services, it is unlikely we could find someone to replace him that would have the same degree of expertise, experience, knowledge and insight into the industry and the business operations. Even if we are able to identify a suitable replacement, our business would be impaired from the disruption associated with changes in management.

Our Charter and Bylaws Contain Provisions that May Prevent Transactions that Could Be Beneficial to Stockholders

      Restrictions in our charter, bylaws and under Delaware law could prevent changes in our management and discourage, delay or prevent a merger, tender offer or proxy contest, even if the events could be beneficial to our stockholders. These provisions could also limit the price that investors might be willing to pay for our common stock.

      Our charter and bylaws restrict certain actions by our stockholders. For example:

•	Our stockholders can act at a duly called annual or special meeting, but they may not act by written consent unless such consent is unanimous;

•	Special meetings can only be called by the chairman, a majority of the directors in office or not less than 35% of the votes generally on all matters that may be brought to Metrocall’s stockholders including the election of directors; and

•	Stockholders also must give advance notice to the secretary of any nominations for director or other business to be brought by stockholders at any stockholders’ meeting.

      In addition, we are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware. Section 203 provides that a stockholder acquiring more than 15% of the outstanding voting stock of a corporation subject to the statute (referred to in this prospectus as an Interested Stockholder) but less than 85% of such stock may not engage in certain business combinations (as defined in Section 203) with the corporation for a period of three years subsequent to the date on which the stockholder became an Interested Stockholder unless (i) prior to such time the corporation’s Board of Directors approved either the business combination or the transaction in which the stockholder became an Interested Stockholder or (ii) the business combination is approved by the corporation’s Board of

Directors and is authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the Interested Stockholder.

Our Charter authorizes issuance by our Board of Directors of preferred stock, which could decrease the amount of earnings and assets available for distribution to common stockholders and adversely affect voting rights.

      Our Board of Directors is authorized to issue from time to time and without further stockholder action, one or more series of preferred stock, and to fix the relative rights and preferences of the shares. The terms of any preferred stock we issue could reduce the amount of earnings and assets available for distribution to our other stockholders or otherwise adversely affect their rights and powers, including voting rights. Moreover, the issuance of preferred stock may make it more difficult or may discourage another party from acquiring voting control of us, even if such an acquisition would be beneficial to our common stockholders.

Risks Related to this Offering

Following our emergence from bankruptcy, our share price has been generally volatile and could decline substantially due to factors such as adverse changes in general market, economic or industry conditions, the actions of our competitors and the sale of common stock covered by this prospectus.

      Since our emergence from Chapter 11 bankruptcy in October 2002, through September 9, 2004, the market price of our common stock has increased substantially, rising from less than a dollar per share to over $70 per share (after giving effect to a five-to-one stock split). Since the announcement of the merger with Arch, the trading price of Metrocall common stock has declined from $74.94 per share on March 26, 2004, the trading day immediately preceding the announcement, to $65.03 per share on September 9, 2004, including a 7.7% decline on the day the merger was publicly announced.

      Many factors may cause the market price for our common stock to decline following this offering, including:

•	periodic variations in the actual and anticipated financial results of our business or other companies in the wireless messaging industry;

•	downward revisions in securities analyst’s estimates;

•	material announcements by us or our competitors; and

•	adverse changes in general market conditions or economic trends.

      The market price for our common stock could also decline as a result of sales by our existing stockholders of a large number of shares of our common stock in the market after this offering or the perception that such sales may occur. Of the estimated 6,030,125 shares that will be issued and outstanding or eligible or reserved for issuance following the completion of this offering:

•	500,000 of the shares of common stock offered under this prospectus generally will be freely tradable in the public market;

•	an additional 125,000 shares of common stock offered under this prospectus will be freely tradable upon exercise of the warrants issued to the selling stockholder named in this prospectus;

•	271,000 shares will be eligible for issuance upon exercise of options issued and outstanding under our existing stock option plans, which shares we anticipate will be freely tradable upon vesting and exercise; and

•	up to 38,840 shares of common stock reserved for issuance to satisfy certain unpaid claims in connection with our Chapter 11 proceeding will be freely tradable upon issuance.

      The sale of all or any substantial portion of these shares at the same or substantially at the same time could result in a material decline in the market value of our common stock which might adversely impact our ability to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

Forward-Looking Statements

      This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act. Words such as “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results could differ materially from those expressed or forecasted in any such forward-looking statements as a result of certain factors, including those set forth in “Risk Factors,” as well as those noted in the documents incorporated herein by reference. In connection with forward-looking statements that appear in these disclosures, investors should carefully review the factors set forth in this prospectus under “Risk Factors” and those documents incorporated by reference.

Where You Can Find More Information

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the SEC’s Public Reference Rooms in Washington, D.C., New York, New York and Chicago, Illinois. The Public Reference Room in Washington, D.C. is located at 450 Fifth Street, N.W. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC’s web site at http://www.sec.gov.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information filed with the SEC will update and supersede this information. We incorporate by reference the documents listed below and any future filings (which do not include those documents identified as being “furnished” to the SEC, unless expressly incorporated by reference) made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) until our offering is completed.

(1)	our Annual Report on Form 10-K, for the fiscal year ended December 31, 2003 filed March 25, 2004, and Amendment No. 1 on Form 10-K/ A filed April 29, 2004;

(2)	our Quarterly Report on Form 10-Q, for the fiscal quarter ended March 31, 2004 filed May 10, 2004, Amendment No. 1 on Form 10-Q/ A filed on June 11, 2004, and Amendment No. 2 on Form 10-Q/ A filed July 16, 2004;

(3)	our Quarterly Report on Form 10-Q, for the fiscal quarter ended June 30, 2004 filed August 6, 2004 and Amendment No. 1 on Form 10-Q/A filed August 20, 2004;

(4)	our Current Report on Form 8-K filed November 18, 2003 and an amendment thereto filed January 20, 2004;

(5)	our Current Report on Form 8-K filed May 14, 2004 and amendments thereto filed July 23, 2004 and September 10, 2004;

(6)	our Current Reports on Form 8-K filed March 16, 2004, March 31, 2004, May 6, 2004, May 10, 2004, May 25, 2004, June 2, 2004 and July 1, 2004; and

(7)	The description of our common stock contained in our Registration Statement on Form 8-A, filed with the Securities and Exchange Commission on October 9, 2002.

      You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

Metrocall Holdings, Inc.

6677 Richmond Highway
Alexandria, Virginia 22306
Tel.: (703) 660-6677

Use of Proceeds

      We will not receive any of the proceeds from the sale of the shares offered by this prospectus. All proceeds from the sale of the shares offered hereby will be for the account of the selling stockholder, as described below. See “Selling Stockholder” and “Plan of Distribution.” However, if the warrants are exercised for cash, we would receive the exercise price of the warrants. If all of the warrants pursuant to which we are registering the underlying shares of our common stock were exercised for cash, we would receive aggregate proceeds of approximately $5,000,000 upon the exercise of the warrants. To the extent we receive cash upon any exercise of the warrants, we currently expect to use that cash for working capital and general corporate purposes.

Selling Stockholder

      On November 18, 2003, we agreed to purchase certain FCC licenses and operating assets related to two-way managing network infrastructure and services from WebLink Wireless, Inc. In exchange for these assets, we issued to WebLink Wireless I, L.P., one of WebLink Wireless Inc.’s subsidiaries, 500,000 shares of our common stock and two warrants to purchase an aggregate of up to 125,000 shares of our common stock. A warrant to purchase up to 25,000 shares of our common stock was immediately exercisable. The purchase of certain FCC licenses we agreed to purchase from WebLink was conditioned on receiving approval from the FCC for such transfers and the full vesting of a warrant to purchase up to 100,000 shares of our common stock was conditioned on the closing of such purchase. After the FCC issued final approval of the transfer of these FCC licenses held by WebLink Wireless, L.P. to us on June 14, 2004, we closed the purchase of these FCC licenses on June 15, 2004, and the warrant to purchase 100,000 shares of our common stock vested and became immediately exercisable.

      The warrant to purchase 25,000 shares of our common stock is exercisable for a period of three years from November 18, 2003, the date of its issuance, and the warrant to purchase 100,000 shares of our common stock is exercisable for a period of three years from June 15, 2004, the date of its vesting, in each case at an exercise price of $40.00 per share of our common stock, subject to customary adjustments for changes affecting our common stock and certain below-market issuances of our common stock and securities convertible into or exercisable or exchangeable for our common stock. In connection with the acquisition, we entered into a registration rights agreement with WebLink Wireless I, L.P. pursuant to which, among other things, we agreed to register the shares of our common stock issued in the acquisition and the shares of common stock issuable upon exercise of the warrants. This prospectus covers all of the shares of our common stock issued or issuable upon exercise of the warrants issued in connection with the WebLink acquisition.

      The following table sets forth certain information known to us with respect to the ownership of our common stock as of September 9, 2004, and as adjusted to reflect the sale of all of the shares of our common stock offered by the selling stockholder under this prospectus. The table sets forth information for each selling stockholder as follows:

(1)	The name of the selling stockholder;

(2)	The number of shares and the percentage of our common stock the selling stockholder beneficially owned as of September 9, 2004;

(3)	The number of shares of our common stock the selling stockholder may sell under this prospectus; and

(4)	Assuming the selling stockholder sells all of the shares of our common stock that he, she or it may sell under this prospectus, the number of shares and the percentage of our common stock the selling stockholder will beneficially own after completion of the offering.

      To prevent dilution to the selling stockholder, pursuant to Rule 416 under the Securities Act, the numbers in the table below may change if additional shares of common stock become issuable upon exercises of the warrants to prevent dilution resulting from stock splits, stock dividends or similar events involving our common stock. The number of shares beneficially owned by the selling stockholder is determined under rules promulgated by the SEC, and it is not necessarily indicative of beneficial ownership for any other purpose. All information contained in the table below is based upon information provided to us by the selling stockholder and we have not independently verified this information.

      The selling stockholder may distribute its shares, from time to time, to partners, who may sell shares pursuant to this prospectus. The selling stockholder may also transfer shares owned by it by gift or transfer, and upon any such transfer the transferee could have the same right of sale as the selling stockholder.

	Shares Beneficially			Shares Beneficially
	Owned Prior to		Number of	Owned After
	Offering(1)(2)		Shares	Offering(2)(3)
Being
Name of Selling Stockholder	Number	Percent	Offered	Number	Percent

WebLink Wireless I, L.P.(4)	625,000	10.86%	625,000	0	0

(1)	As of September 9, 2004, WebLink Wireless I, L.P., was the direct owner of 500,000 shares of our common stock, and immediately exercisable warrants to purchase up to 125,000 shares of our common stock.

(2)	Based on 5,755,670 shares of common stock, including 5,630,670 shares outstanding as of September 9, 2004 and 125,000 shares of our common stock issuable upon exercise of the warrants.

(3)	We do not know when or in what amounts the selling stockholder may offer for sale the shares of common stock pursuant to this offering. The selling stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell any or all of the shares it is allowed to sell under this prospectus. Because the selling stockholder may offer all or some of the shares of common stock pursuant to this offering, we cannot estimate the number of shares of common stock that the selling stockholder will hold after completion of the offering. For purposes of this table, we have assumed that the selling stockholder will have sold all of the shares covered by this prospectus upon the completion of the offering.

(4)	According to a Schedule 13D filed by Leucadia National Corporation (“Leucadia”), and its subsidiaries, WebLink Wireless, Inc. and WebLink Wireless I, L.P., on November 26, 2003, as amended and supplemented by Amendment No. 1 filed by Leucadia, WebLink Wireless, Inc. and WebLink Wireless I, L.P., on June 16, 2004 (“Schedule 13D”), WebLink Wireless, Inc. is a Delaware corporation and the general partner of WebLink Wireless I, L.P.; and Leucadia is a New York corporation that holds approximately 80.2% of the outstanding stock of WebLink Wireless, Inc. According to Amendment No. 9 to a Schedule 13D filed by Ian M. Cumming, Chairman of the Board of Directors of Leucadia, and Joseph S. Steinberg, a director and President of Leucadia, and information provided by Messrs. Cumming and Steinberg, approximately 26.6% of the common shares of Leucadia outstanding as of September 9, 2004 (including shares issuable to Mr. Cumming pursuant to currently exercisable warrants) is beneficially owned (directly and through family members) by Mr. Cumming and Mr. Steinberg (excluding an additional 0.5% of the common shares of Leucadia beneficially owned by a trust for the benefit of Mr. Steinberg’s children, as to which Mr. Steinberg disclaims beneficial ownership). A private charitable foundation independently established by Mr. Cumming beneficially owns less than one percent of the outstanding common shares of Leucadia. For purposes of the Schedule 13D, each of WebLink Wireless, Inc., Leucadia, Mr. Cumming and Mr. Steinberg may be deemed to share voting and dispositive power with respect to 500,000 shares of our common stock and the immediately exercisable warrants to purchase 125,000 shares of our common stock (“Shares Reported on Schedule 13D”) owned as of record by WebLink Wireless I, L.P., and therefore each of WebLink Wireless, Inc., Leucadia, Mr. Cumming and Mr. Steinberg may be deemed to be a beneficial owner of the Shares Reported on the Schedule 13D.

Plan of Distribution

      We are registering 625,000 shares of our common stock, including 125,000 shares of common stock issuable pursuant to the warrants to purchase our common stock held by the selling stockholder, to permit secondary trading of such shares by the holders thereof. As used in this prospectus, “selling stockholder” includes the selling stockholder named above and pledgees, donees, transferees or other successors-in-interest selling shares received from the named selling stockholder as a gift, partnership distribution or other non-sale-related transfer after the date of this prospectus.

      We will bear all costs, expenses and fees in connection with the registration and sale of the shares covered by this prospectus, other than underwriting discounts and selling commissions. We will not receive any proceeds from the sale of the shares of our common stock covered hereby. However, upon any exercise of the warrants for cash described herein, we will receive the exercise price of the warrants. If all of the warrants pursuant to which we are hereby registering the underlying shares of our common stock were exercised, we would receive aggregate proceeds of approximately $5,000,000.

      The selling stockholder will bear all commissions and discounts, if any, attributable to sales of the shares. The selling stockholder may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.

      The selling stockholder may sell the shares covered by this prospectus from time to time, and may also decide not to sell all of the shares they are allowed to sell under this prospectus. The selling stockholder will act independently of us in making decisions regarding the timing, manner and size of each sale. The selling stockholder may effect sales by selling the shares directly to purchasers in individually negotiated transactions, or to or through broker-dealers, which may act as agents or principals. The selling stockholder may sell their shares at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at varying prices determined at the time of sale, or at privately negotiated prices. Sales may be made by the selling stockholder in one or more types of transactions, which may include:

•	one or more block transactions, in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account;

•	ordinary brokerage transactions or transactions in which a broker solicits purchases;

•	on the Nasdaq SmallCap Market or on any other national securities exchange or quotation service on which our common stock may be listed or quoted at the time of the sale;

•	in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise;

•	through distributions to creditors and equity holders of the selling stockholder, or

•	any combination of the foregoing, or any other available means allowable under applicable law.

      Additionally, the selling stockholder may engage in hedging transactions with broker-dealers in connection with distributions of shares or otherwise. In those transactions, broker-dealers may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholder. The selling stockholder also may sell shares short and redeliver shares to close out such short positions. The selling stockholder may also enter into option or other transactions with broker-dealers which require the delivery of shares to the broker-dealer. The broker-dealer may then resell or otherwise transfer such shares pursuant to this prospectus. The selling stockholder also may loan or pledge shares to a broker-dealer. The broker-dealer may sell the shares so loaned or pledged pursuant to this prospectus.

      The selling stockholder may enter into derivative transactions with third parties, or sell securities not covered by this prospectus to third parties in privately negotiated transactions. If the applicable prospectus supplement indicates, in connection with those derivatives, the third parties may sell securities covered by this prospectus and the applicable prospectus supplement, including in short sale transactions. If so, the third party may use securities pledged by the selling stockholder or borrowed from the selling stockholder or others to settle those sales or to close out any related open borrowings of stock, and may use securities received from the selling stockholder in settlement of those derivatives to close out any related open borrowings of stock. The third party in such sale transactions will be an underwriter and, if not identified in this prospectus, will be identified in the applicable prospectus supplement (or a post-effective amendment).

      Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from the selling stockholder. Broker-dealers or agents may also receive compensation from the purchasers of shares for whom they act as agents or to whom they sell as principals, or both. Compensation as to a particular broker-dealer might be in excess of customary commissions and will be in amounts to be negotiated in connection with transactions involving shares. In effecting sales, broker-dealers engaged by the selling stockholder may arrange for other broker-dealers to participate in the resales.

      In connection with sales of our common stock covered by this prospectus, the selling stockholder and any broker-dealers or agents and any other participating broker-dealers who execute sales for the selling stockholder may be deemed to be “underwriters” within the meaning of the Securities Act of 1933. Accordingly, any profits realized by the selling stockholder and any compensation earned by such broker-dealers or agents may be deemed to be underwriting discounts and commissions. Because the selling stockholder may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholder will be subject to the prospectus delivery requirements of that act. We will make copies of this prospectus (as it may be amended or supplemented from time to time) available to the selling stockholder for the purpose of satisfying the prospectus delivery requirements. Pursuant to a registration rights agreement entered into by us and the selling stockholder, we and the selling stockholder have agreed to indemnify each other against certain liabilities arising under the Securities Act of 1933 in connection with the registration of shares of common stock being offered by the selling stockholder.

      In addition, any shares of a selling stockholder covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold in open market transactions under Rule 144 rather than pursuant to this prospectus.

      The selling stockholder will be subject to applicable provisions of Regulation M of the Securities Exchange Act of 1934 and the rules and regulations thereunder, which provisions may limit the timing of purchases and sales of any of the shares of our common stock by the selling stockholder. These restrictions may affect the marketability of such shares.

      In order to comply with applicable securities laws of some states, the shares may be sold in those jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirements is available.

      To the extent necessary, we may amend or supplement this prospectus from time to time to describe a specific plan of distribution. We will file a supplement to this prospectus, if required, upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer. The supplement will disclose the name of each such selling stockholder and of the participating broker-dealer(s); the number of shares involved; the price at which such shares were sold; the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; that such broker-dealer(s) did not conduct any investigation to verify the information contained in or incorporated by reference in this prospectus; and any other facts material to the transaction. We have agreed to keep this registration statement current and effective until the earlier of (i) the date on which the selling stockholder may immediately sell all of the shares covered by this prospectus without volume limitation restrictions pursuant to Rule 144(k) of the Securities Act of 1933 or (ii) the date on which (A) the selling stockholder has sold all the shares covered by this prospectus, and no more shares are issuable pursuant to the warrants, and (B) none of the warrants are outstanding.

Legal Matters

      Certain legal matters relating to the validity of the securities offered hereby will be passed upon for Metrocall by Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York. Venable LLP, Washington, D.C., has advised Metrocall with respect to certain legal matters relating to telecommunications regulations.

Experts

      The consolidated balance sheet of Metrocall at December 31, 2003 and December 31, 2002, and the related consolidated statements of operations, stockholders’ equity/(deficit) and cash flows for the year ended December 31, 2003, the period from October 8, 2002 through December 31, 2002, and the period from January 1, 2002 through October 7, 2002 (Predecessor Company), and the financial statement schedule for the year ended December 31, 2003, the period from October 8, 2002 through December 31, 2002, and the period from January 1, 2002 through October 7, 2002 (Predecessor Company), appearing in Metrocall’s Annual Report on Form 10-K for the year ended December 31, 2003, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

      The audited historical financial statements of Arch Wireless, Inc. as of December 31, 2003 and December 31, 2002, for the year ended December 31, 2003 and for the period from January 1, 2002 to May 31, 2002 and for the period from June 1, 2002 to December 31, 2002 included in Metrocall Holdings, Inc.’s Current Report on Form 8-K filed May 14, 2004, as amended by Amendment No. 1 on Form 8-K/A filed July 23, 2004 and Amendment No. 2 on Form 8-K/A filed September 10, 2004, have been incorporated in this prospectus in reliance on the reports (which contains an explanatory paragraph relating to Arch Wireless, Inc.’s adoption of fresh-start accounting as described in Note 3 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

      The audited historical financial statements of Arch Wireless, Inc. for the year ended December 31, 2001 prior to the revision discussed in Note 1 to the 2002 financial statements incorporated in this prospectus by reference to Metrocall Holdings, Inc.’s Current Report on Form 8-K filed May 14, 2004, as amended by Amendment No. 1 on Form 8-K/A filed July 23, 2004, and Amendment No. 2 on Form 8-K/A filed September 10, 2004 were audited by Arthur Andersen LLP, independent accountants, who have ceased operations. Arthur Andersen LLP expressed an unqualified opinion on those financial statements in their report dated March 7, 2002 (except for the matters discussed in Note 15 to the 2001 financial statements as to which the date is May 29, 2002). The report of Arthur Andersen LLP is a copy of a report previously issued by Arthur Andersen LLP, which has not been reissued by Arthur Andersen LLP.

      The consolidated balance sheet of WebLink Wireless, Inc. as of December 31, 2002, and the related consolidated statements of operations, stockholders’ equity (deficit), and cash flows for the periods from January 1, 2002 through September 8, 2002 (Predecessor Company), and September 9, 2002 through December 31, 2002, appearing in an amendment filed on January 20, 2004 to Metrocall’s Current Report on Form 8-K filed November 18, 2003, have been audited by KPMG LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Metrocall Holdings, Inc.

625,000 Shares

Common Stock

PROSPECTUS

September [     ], 2004

Part II

Information Not Required In Prospectus

Item 14.     Other Expenses of Issuance and Distribution

      The Company will pay all expenses incident to the offering and sale to the public of the shares being registered other than any commissions and discounts of underwriters, dealers or agents and any transfer taxes. Such expenses are set forth in the following table. All of the amounts shown are estimates except for the Securities and Exchange Commission registration fee.

SEC Registration Fee	$3,779.55
Accounting fees and expenses	50,000.00
Legal fees and expenses	55,000.00
Miscellaneous	10,000.00

Total	$118,779.55

Item 15.     Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law allows for the indemnification of officers, directors and any corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Our certificate of incorporation and bylaws provide for indemnification of our directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Company maintains a standard from of directors’ and officers’ liability insurance policy, which provides coverage to the directors and officers of the Company for certain liabilities, including certain liabilities which may arise out of this Registration Statement.

Item 16.     Exhibits.

Exhibit
Number	Notes	Description

2.1	(1)	Asset Purchase Agreement dated as of November 18, 2003.
4.1	(*)	Form of Common Stock Purchase Warrant, dated November 18, 2003
4.2	(*)	Form of Common Stock Purchase Warrant, dated November 18, 2003
4.3	(*)	Registration Right Agreement, dated as of November 18, 2003, by and between Metrocall Holdings, Inc. and WebLink Wireless I, L.P.
5.1	(*)	Opinion of Schulte Roth & Zabel LLP.
23.1	(**)	Consent of Ernst & Young LLP.
23.2	(**)	Consent of PricewaterhouseCoopers LLP.
23.3	(**)	Consent of KPMG LLP
23.4	(2)	Statement regarding Predecessor Auditor Arthur Andersen, LLP
23.5	(3)	Consent of Schulte Roth & Zabel LLP
24.1	(*)	Power of Attorney

(*)	Filed previously.

(**)	Filed herewith.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 21, 2003.

(2)	Omitted pursuant to Rule 437a. The consolidated financial statements of each of the Registrant and Arch Wireless, Inc. for the year ended December 31, 2001 incorporated in this Registration Statement by reference have been audited by Arthur Andersen LLP, independent public accountants

(“AA”). However, after reasonable efforts, the Registrant has been unable to obtain the written consent of AA with respect to the incorporation by reference of such financial statements in this Registration Statement. Therefore, the Registrant has dispensed with the requirement to filed the written consent of AA in reliance upon Rule 437a of the Securities Act of 1933, as amended. As a result, you may not be able to recover damages from AA under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of material fact or any omissions to state a material fact, if any, contained in the aforementioned financial statements of the Registrant and Arch Wireless, Inc. which are incorporated in this Registration Statement by reference.

(3)	Included in Exhibit 5.1.

Item 17.     Undertakings.

      (a) The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement, and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in the periodic reports filed by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the “Exchange Act”) that are incorporated by reference into this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (d) The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) for the purpose of determining liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Alexandria, State of Virginia, as of September 10, 2004.

METROCALL HOLDINGS, INC.

By:	/s/ VINCENT D. KELLY

Vincent D. Kelly
President and Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to Registration Statement on Form S-3 has been signed below by the following persons in the capacities indicated, on the 10th day of September, 2004.

Name and Signature		Title	Date

/s/ VINCENT D. KELLY Vincent D. Kelly		President and Chief Executive Officer	September 10, 2004

/s/ GEORGE Z. MORATIS George Z. Moratis		Chief Financial Officer and Treasurer	September 10, 2004

* Royce Yudkoff		Director	September 10, 2004

* Eugene I. Davis		Director	September 10, 2004

* Brian O’Reilly		Director	September 10, 2004

* Steven D. Scheiwe		Director	September 10, 2004

* David J. Leonard		Director	September 10, 2004

* Nicholas A. Gallopo		Director	September 10, 2004

* By:	/s/ VINCENT D. KELLY Vincent D. Kelly Attorney in Fact

INDEX TO EXHIBITS

2.1	Asset Purchase Agreement dated as of November 18, 2003. (1)
4.1	Form of Common Stock Purchase Warrant, dated November 18, 2003. (*)
4.2	Form of Common Stock Purchase Warrant, dated November 18, 2003. (*)
4.3	Registration Rights Agreement, dated as of November 18, 2003, by and between Metrocall Holdings, Inc. and WebLink Wireless I, L.P. (*)
5.1	Opinion of Schulte Roth & Zabel LLP. (*)
23.1	Consent of Ernst & Young LLP. (**)
23.2	Consent of PricewaterhouseCoopers LLP. (**)
23.3	Consent of KPMG LLP (**)
23.4	Statement regarding Predecessor Auditor Arthur Andersen, LLP. (2)
23.5	Consent of Schulte Roth & Zabel LLP. (3)
24.1	Power of Attorney (*)

(*)	Filed previously.

(**)	Filed herewith.

(1)	Incorporated by reference to the Company’s Current Report on Form 8-K filed on November 21, 2003.

(2)	Omitted pursuant to Rule 437a. The consolidated financial statements of each of the Registrant and Arch Wireless, Inc. for the year ended December 31, 2001 incorporated in this Registration Statement by reference have been audited by Arthur Andersen LLP, independent public accountants (“AA”). However, after reasonable efforts, the Registrant has been unable to obtain the written consent of AA with respect to the incorporation by reference of such financial statements in this Registration Statement. Therefore, the Registrant has dispensed with the requirement to filed the written consent of AA in reliance upon Rule 437a of the Securities Act of 1933, as amended. As a result, you may not be able to recover damages from AA under Section 11 of the Securities Act of 1933, as amended, for any untrue statements of material fact or any omissions to state a material fact, if any, contained in the aforementioned financial statements of the Registrant and Arch Wireless, Inc. which are incorporated in this Registration Statement by reference.

(3)	Included in Exhibit 5.1.